

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 13, 2016

Scott Durbin
Chief Financial Officer
Viveve Medical, Inc.
150 Commercial Street
Sunnyvale, CA 94086

> **Re:** **Viveve Medical, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 19, 2016**
> **File No. 333-210816**

Dear Mr. Durbin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1.   Please revise your filing to include all information except that which can be excluded by Securities Act Rule 430A. We note for example that you have not included the number of shares you are offering. For guidance, please refer to Item 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations, available on the Commission's website.

2.   You may not attempt to limit your obligations under the Securities Act of 1933. In the third paragraph on page ii, you imply that investors are required to consider not only the prospectus disclosure, but also any information to which you have referred them. Investors are entitled to rely on the prospectus disclosure in making their investment decision, and you should ensure that the prospectus, as of the date thereof, includes all information required by the federal securities laws and related regulations, including Rule 408 of the Securities Act of 1933. Please revise as appropriate.

3.   Refer to the fifth paragraph on page ii. Please clarify the purpose of limiting the offering to accredited investors.

Purchases by our Officers, Directors and Affiliates, page 3

4.   It appears that officers, directors and affiliates have expressed a firm intent to purchase shares in this offering. Please provide your analysis of how your sale of securities to these individuals in the public offering is consistent with Section 5 of the Securities Act of 1933, as it appears that you commenced the offering privately. In this connection, while an expression of interest in purchasing shares may be consistent with Section 5, in this case it appears from your disclosure that the referenced individuals have committed to make such purchases, rather than merely expressing an interest therein.

Item 16. Exhibits, page 98

5.   Please file the opinion that you identify as exhibit 5.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Melanie Figueroa, Esq.
       Mitchell Silberberg & Knupp LLP